ADVENTURE ENERGY, INC.
33 6th Street South, Suite 600,
St Petersburg, FL 33701

August 20, 2009

Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 6010
Washington, DC 20549

Attention:	Suying Li Chris White

Attention:	Adventure Energy, Inc. Item 4.01 Form 8-K Filed July 17, 2009 Item 4.01 Form 8-K/A Filed July 31, 2009 Item 4.01 Form 8-K Filed August 4, 2009 File No. 333-154799

Ladies and Gentlemen:

This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by Adventure Energy, Inc. (the “Company”) in a letter dated August 5, 2009. This letter shall constitute a full and complete response to the Staff’s comments.

Form 8-K/A filed July 31, 2009

1. We note that you have made reference to Drakeford and Drakeford, LLC's ("Drakeford") auditreport for the year ended December 31, 2007 in your amended Form 8-K filed on July 31, 2009. We also note that Adventure Energy, Inc. was formed on March 28, 2008 and your financial statements for the fiscal year ended December 31, 2007 were not reported in the previous filings. Hence, Drakeford's audit report on your financial statements for the fiscal year ended December 31, 2007 has not been not filed, Please remove the reference to the Drakeford's audit report on your financial statements for the fiscal year ended December 31, 2007 from your disclosure.

Response:

We have revised the 8-K/A to remove reference from December 31, 2007.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately addresses the comments in your July 21, 2009 Letter. Should you have any question, please contact the undersigned or our securities counsel Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP, telephone (212) 930-9700.

Very truly yours,

/s/ Wayne Anderson
Wayne Anderson